

May 30, 2013

Via E-mail
Alvaro Garcia-Tunon
Executive Vice President and Chief Financial Officer
Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

> **Re:** **Westinghouse Air Brake Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 033-90866**

Dear Mr. Garcia-Tunon:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Liquidity and Capital Resources

Operating Activities, page 31

1. Please clarify your analysis in regard to how certain of the factors indicated directly affect cash regarding the variance in net cash flow of operating activities. For example, it is not clear how "higher working capital" directly contributed to a decrease in cash in fiscal 2012. In regard to the increase in accounts receivables, this in and of itself does not directly contribute to a change in cash, whereas comparative collections of accounts receivables would. For fiscal 2011, it appears the increase in inventory and the increase in accounts payable related to increased inventory purchases together do not affect cash. Also, it is not clear how net income, prepared on the accrual basis, and non-cash items have a direct effect on cash. Note that in regard to operating cash flows that your analysis should focus on factors that directly affect cash, and not merely refer to items that have been recorded on an accrual basis or changes in line items presented in your balance sheet. Refer to Section

IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 18: Commitments and Contingencies, page 82

2. We note your disclosure that claims have been filed by persons alleging bodily injury as a result of exposure to asbestos-containing products and the claims have been submitted to insurance carriers for defense and indemnity. Please tell us if you have recorded a gross liability for these claims separate from any expected recoveries from third parties in accordance with Topic 5Y of the Codification of Staff Accounting Bulletins and ASC 410-30-35-8, and the amount of the gross liability and associated receivable for recovery.

Note 19: Segment Information, page 84

3. From your disclosures it appears that aftermarket parts and services are a significant portion of your total operations. Please tell us the information about the aftermarket business regularly provided to the chief operating decision maker and how such information is used to allocate resources and assess performance. In connection with this, explain to us your consideration to reporting the aftermarket business as a separate reportable segment pursuant to ASC 280-10-50-(1-9), and provide an analysis of the aftermarket business against the criteria therein.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief